SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                       MAIN STREET RESTAURANT GROUP, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
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                         (Title of Class of Securities)

                                    560345308
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                                 (CUSIP NUMBER)

                              BRADFORD L. HONIGFELD
                                78 OKNER PARKWAY
                              LIVINGSTON, NJ 07039

                                    COPY TO:
                             STEVEN D. DREYER, ESQ.
                                 ARENT FOX PLLC
                                  1675 BROADWAY
                               NEW YORK, NY 10019
                                 (212) 484-3900
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                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 APRIL 20, 2005
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             (Date of Event which Requires Filing of this Statement)


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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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  1   NAME OF REPORTING PERSONS
      Bradford L. Honigfeld

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS*

      BK and OO
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                   [ ]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                                       7   SOLE VOTING POWER

          NUMBER OF SHARES                 2,177,573
        BENEFICIALLY OWNED BY      ---------------------------------------------
        EACH REPORTING PERSON          8   SHARED VOTING POWER
                WITH
                                           0
                                   ---------------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           2,177,573
                                   ---------------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           0
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,177,573
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [ ]

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.87
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 14   TYPE OF REPORTING PERSON*

      IN
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

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, $ .001 par value per share (the "Common Stock"), of Main Street Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement on Schedule 13D is being filed by Bradford L. Honigfeld ("Mr. Honigfeld"). Mr. Honigfeld is the owner, developer, and operator, through affiliated entities, of fast-food restaurants (Wendy's), casual dining restaurants (T.G.I. Friday's) and limited service hotels. Mr. Honigfeld's principal business address is 78 Okner Parkway, Livingston, NJ 07039.

     During the last five years, Mr. Honigfeld has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Honigfeld is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Honigfeld has purchased the (i) 488,277 shares of Common Stock he beneficially owns in open market transactions at an aggregate purchase price of approximately $1,238,500 ("Open Market Purchases"); and (ii) 1,689,296 shares of Common Stock he beneficially owns through a private negotiated sale transaction by and between Mr. Honigfeld and Bart A. Brown, Jr. (the "Seller"), a former member of the board of directors of the Issuer, at an aggregate purchase price of approximately $5,271,491 (the "Privately Negotiated Purchase"). The terms of the Privately Negotiated Purchase, as described herein, are contained in the Amended and Restated Stock Purchase Agreement by and between Mr. Honigfeld and Seller dated as of April 20, 2005, attached hereto as Exhibit 1 (the "Stock Purchase Agreement").

     Both the Open Market Purchases and the cash payment made in connection with the Privately Negotiated Purchase were funded with borrowed funds from Majestic Empire Holdings, LLC ("Majestic"), a Nevada limited liability company solely owned by Mr. Honigfeld. The terms of the loan from Majestic (the "Majestic Loan") to Mr. Honigfeld are evidenced by that certain promissory note dated as of April 20, 2005 (the "Majestic Note"). Under the terms of the Majestic Note, Mr. Honigfeld shall pay Majestic all principal and interest due under the LIBOR Note (as defined below) based on a three (3) year payment schedule with monthly payments on the first day of each month beginning on May 1, 2005. The Majestic
Note is attached hereto as Exhibit 2.

     The source of funds for the Majestic Loan is a $6 million credit line ("Credit Line") provided by Manufacturers and Traders Trust Company (the "Bank") to Majestic pursuant to an amended commitment letter ("Commitment") and LIBOR Grid Note ("LIBOR Note"), both dated as of April 20, 2005. The form of the Commitment and LIBOR Note are attached hereto as Exhibits 3 and 4, respectively. Funds advanced under the Credit Line accrue interest, at Majestic's election, at a rate equal to LIBOR plus 167.5 basis points or the prime rate announced by the Bank. Amounts advanced under the Credit Line are due on demand. The final maturity date for the Credit Line and all amounts advanced under the Credit Line is May 1, 2009 (subject to extension by Majestic upon the satisfaction of certain conditions). Under the terms of the Credit Line, Majestic will only pay interest until demand or maturity; provided however, Majestic will pay the Bank, commencing on August 10, 2005 and the 10th day of each November, February , May and August thereafter, a fee equal to 1/4 of 1% of the average unused available


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

amount of the Credit Line during the prior calendar quarter unless the average quarterly outstanding amount of the Credit Line exceeds 50% of the maximum amount of the Credit Line during such quarter. Majestic may prepay principal upon two days notice, subject to a LIBOR breakage premium if the LIBOR rate is elected and the prepayment does not occur on a LIBOR adjustment date (as defined in the Commitment).

     The Credit Line is secured by a real estate mortgage covering four restaurant properties located in Queens and Kings Counties, New York owned by Majestic (the "Properties"). The form of the Credit Line Mortgage is attached hereto as Exhibit 5. The Commitment includes customary loan covenants, including financial reporting and maintenance of the Properties. It also requires that Majestic maintain a debt service coverage (as defined in the Commitment) of 115% and that Majestic not permit other mortgages or liens on the Properties.

     The Credit Line includes customary events of default and also specifies that it will be an event of default if Mr. Honigfeld ceases to control Majestic, fails to maintain (on a rolling 12 month average) minimum liquidity (as defined in the Commitment) of $5 million or fails to maintain a minimum net worth of at least $50 million.

     In connection with the Credit Line, Mr. Honigfeld executed a personal guaranty dated as of April 20, 2005 (the "Guaranty") guaranteeing the full and immediate payment and performance of Majestic's payment obligations in regard to interest and other charges (but not principal) arising from the Credit Line and any principal loss to the Bank to the extent of the Allocable Loan Amounts (as defined in the Commitment) associated with two of the Properties. The Guaranty is attached hereto as Exhibit 6.

     Majestic may draw the remaining available funds under the Credit Line subject to customary drawing conditions specified in the Commitment, including the following: (i) the maximum loan to value ratio, based upon an appraisal, cannot exceed 75% based upon both the property leases and the fair value of the Properties without the tenant leases, (ii) Majestic, subject to certain exceptions, cannot borrow money from any other lender, and (iii) each tenant at the Properties must maintain a ratio of earnings before interest, taxes, depreciation, amortization and rent for the property to fixed charges (as defined in the Commitment) of at least 115%.

     In connection with the Privately Negotiated Purchase, Mr. Honigfeld (i) paid a cash payment of $2,750,000, (ii) issued an unsecured promissory note to Seller in the amount of $370,000 that will accrue interest at 5% per annum for a period of four months from the date of purchase (the "Unsecured Note"), and
(iii) issued a secured promissory note in the amount of $2,151,491.39 that will be payable over a term of 32 months, pursuant to a five year amortization schedule with interest computed thereon at the rate of 5% per annum (the "Secured Note"). Under the terms of the Unsecured Note, Mr. Honigfeld will pay to Seller equal payments of $93,465.54 commencing on May 20, 2005 and continuing monthly thereafter until August 20, 2005. Pursuant to the Secured Note, Mr. Honigfeld will pay Seller equal payments in the amount of $43,874.80 commencing on September 20, 2005 and continuing monthly thereafter until March 20, 2008. On April 20, 2008, Mr. Honigfeld will make a final payment under the Secured Note in the amount of $1,043,952.46. The Unsecured Note and the Secured Note (collectively, the "Notes") are attached hereto as Exhibits 7 and 8, respectively.

     In connection with the Privately Negotiated Purchase and pursuant to the Stock Pledge Agreement dated as of April 20, 2005 by and between Mr. Honigfeld and Seller (the "Pledge Agreement"), Mr. Honigfeld granted a first security interest to Seller in the shares Mr. Honigfeld acquired pursuant to the Privately Negotiated Purchase as collateral security for the prompt and complete payment and performance when due under the Secured Note. The Pledge Agreement is attached hereto as Exhibit 9.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Honigfeld acquired the shares of Common Stock to which this statement on Schedule 13D relates for the purpose of acquiring a significant equity position in the Issuer.

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

     Mr. Honigfeld intends to review his holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may at any time (as permitted by applicable law) acquire through open market purchases or otherwise additional shares of Common Stock; sell shares of Common Stock through the open market or otherwise; engage or participate in discussions with the Issuer's management and/or other stockholders of the Issuer; or engage in a transaction or series of transactions with the purpose or effect of acquiring or influencing control of the Issuer. Such discussions or transactions may take place at any time with or without prior notice and may include, without limitation, entering into one or more privately negotiated acquisitions of additional shares of Common Stock, making a tender offer for some or all of the Common Stock, waging a proxy contest for control of the board of directors of the Issuer or taking other actions that could have the purpose or effect of directly or indirectly acquiring or influencing control of the Issuer. Although the foregoing represents the range of activities presently contemplated by Mr. Honigfeld with respect to the Issuer and the Common Stock, Mr. Honigfeld has not decided whether he will seek to acquire control of the Issuer and the possible activities of Mr. Honigfeld are subject to change at any time. If Mr. Honigfeld determines to seek to acquire control of the Issuer, and in this regard engages in discussions with the Issuer's management and/or other stockholders of the Issuer regarding this intention, Mr. Honigfeld will not decide as to the specific means of obtaining such control until after such discussions have taken place. Mr. Honigfeld has engaged, and/or may in the future engage, legal and other advisors to assist him in evaluating strategic alternatives that are or may become available with respect to his holdings in the Issuer.

     Mr. Honigfeld previously had discussions with fewer than 10 stockholders of the Issuer concerning acquisitions of the Common Stock. However, except for the agreement between Mr. Honigfeld and Seller, no arrangements, agreements or understandings were made or reached in connection therewith.

     Except as set forth in this Statement, Mr. Honigfeld has no plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Honigfeld has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,177,573 shares of Common Stock, representing approximately 14.87% of the outstanding shares of Common Stock of the Issuer.(1)

     (b) Mr. Honigfeld has sole power to vote and to dispose of 2,177,573 shares of Common Stock.

     (c) During the last sixty days the following shares of Common Stock were purchased by Mr. Honigfeld:

         DATE                         AMOUNT          PRICE PER SHARE
         ----                         ------          ---------------
         April 14, 2005               452,209        $2.5276 per share
         April 15, 2005                36,068        $2.6486 per share
         April 20, 2005             1,689,296        $3.1203 per share

     (d) Inapplicable.
     (e) Inapplicable.

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(1) For purposes of calculating the percentage of ownership of Common Stock held by Mr. Honigfeld, the Issuer is deemed to have 14,641,929 shares of Common Stock outstanding, as reported in its Proxy Statement on Form DEF 14A filed on April 22, 2005.

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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of Mr. Honigfeld, except for the Stock Purchase Agreement, the Notes, and the Pledge Agreement as described in Item 3 and the arrangement between Mr. Honigfeld and Seller as described below in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), between Mr. Honigfeld and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

     Seller holds options (the "Options") granted to him by the Issuer to purchase 1,200,000 shares of Common Stock (the "Option Shares"). Pursuant to the Stock Purchase Agreement, Seller granted an option to Mr. Honigfeld to purchase
(i) all Option Shares that Seller may purchase upon exercise of the Options, or
(ii) any other securities of the Issuer as converted from the Options (the "Converted Shares"). Pursuant to the Stock Purchase Agreement, on each occasion when Seller exercises any of the Options or receives any Converted Shares, he shall give written notice to Mr. Honigfeld. Upon receiving such notice, Mr. Honigfeld will have a 90-day period to purchase the Option Shares or Converted Shares from Seller at the purchase price of $3.1203 per share.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 1: Amended and Restated Stock Purchase Agreement dated April 20,
                2005 by and between Mr. Honigfeld and Seller;

     Exhibit 2: Promissory Note dated April 20, 2005 issued to Majestic from Mr.
                Honigfeld;

     Exhibit 3: Commitment Letter dated as of April 20, 2005 issued by the Bank;

     Exhibit 4: LIBOR Note dated as of April 20, 2005;

     Exhibit 5: Credit Line Mortgage dated as of April 20, 2005;

     Exhibit 6: Guaranty dated as of April 20, 2005;

     Exhibit 7: Unsecured Promissory Note dated April 20, 2005;

     Exhibit 8: Secured Promissory Note dated April 20, 2005; and

     Exhibit 9: Pledge Agreement dated April 20, 2005 by and between Mr.
                Honigfeld and Seller.


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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 29, 2005
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                                        Date


                                        /s/ Bradford L. Honigfeld
                                        ----------------------------
                                        Signature

                                        Name:  Bradford L. Honigfeld



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